                                                                               .
                                                                               .
                                                                               .



CONTACTS:
LORUS THERAPEUTICS INC.                  CANADIAN MEDIA CONTACT:        US MEDIA CONTACT:

Corporate Communications                 Hugh Mansfield                 Nancy Tamosaitis
Bruce Rowlands                           Mansfield Communications I     Mansfield Communications Inc
Tel:  (416) 798-1200, ext.380            Tel:  (416) 599-0024           Tel:  (212) 370-5045
Email:ir@lorusthera.com                  Email:  hugh@mcipr.com         E-mail:  nancyt@mcipr.com


                      LORUS ANNOUNCES SEVERAL STAFF CHANGES


TORONTO, JANUARY 15, 2003 - Lorus Therapeutics Inc. today announced the retention of Mr. Bruce Rowlands as senior advisor, with special responsibilities in investor relations.

Mr. Rowlands brings a wealth of industry experience in the areas of corporate finance, institutional equity sales and investor communications to the Lorus team. Most recently, he served as vice president and director at Dominick & Dominick Securities Canada, an affiliate of Dominick & Dominick LLC in New York City.

During the past six years, Mr. Rowlands has participated in financings involving more than C$250 million for emerging North American companies including biotechnology companies. Since 1997, he has been involved in all of Lorus' financing transactions totaling over C$60 million.

"Mr. Rowlands' in-depth knowledge of both the biotechnology sector and the investment community in North America is important to Lorus as the company advances its preclinical and clinical drug development programs and executes its business plans," said Dr. Jim A. Wright, CEO, Lorus.


                                     (more)

In other news, the company announced the departure of Mr. James Parsons as its chief financial officer effective January 10, 2003. Lorus thanks Mr. Parsons for his contributions to the company and wishes him well in his endeavors.

Ms. Ping Wei has been promoted from assistant controller to comptroller and has assumed responsibility for the accounting duties of the company. Ms. Wei holds chartered accountant, certified public accountant (Illinois) and certified general accountant designations and a Bachelor of Accounting degree. Prior to joining Lorus in 2001 she was employed as a senior staff accountant at Deloitte and Touche in Toronto.

Dr. Wright added, "Ms. Wei has demonstrated exceptional proficiency in her work, and I am very pleased to have both her and Mr. Rowlands on board and look forward to their contributions."

About Lorus
Lorus Therapeutics Inc. is a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer. With products in all stages of evaluation, from pre-clinical through Phase III trials, and a product approved in Mexico for malignant melanoma, Lorus is a leader in the development of therapeutics that seek to manage cancer with efficacious non-toxic compounds that improve patients' quality of life. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF. Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.


                                      -30-